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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a newsletter relating to the Merger. This newsletter is posted on HP's external web site, www.VotetheHPway.com, and was emailed to individuals who subscribe to the newsletter through the www.VotetheHPway.com web site.


VOTETHEHPWAY NEWSLETTER  -- FEBRUARY 25, 2002

This is the first edition of the VotetheHPway.com e-mail newsletter. This newsletter is intended to keep you informed of important activity related to the HP/Compaq merger. From time-to-time we will also send newsletter subscribers alerts on breaking news and information related to the HP/Compaq merger.

IMPORTANT INFORMATION ABOUT THE SHAREOWNER VOTE:

A special meeting of HP shareowners will be held on Tuesday, March 19 to vote on the HP/Compaq merger. HP shareowners can vote in person or by proxy. If you are an HP shareowner, watch your mail for HP's WHITE proxy or voting instruction card and detailed information about the merger. IF YOU PLAN TO VOTE BY PROXY, PLEASE SIGN, DATE AND RETURN YOUR WHITE PROXY OR VOTING INSTRUCTION CARD AS SOON AS POSSIBLE.

The HP board of directors recommends that you vote "FOR" the proposal to approve the issuance of shares of HP common stock in connection with the merger.

HP SHAREOWNERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS PREPARED BY HP AND COMPAQ. THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER THAT HP SHAREOWNERS SHOULD CONSIDER IN EVALUATING THE MERGER.

For additional information regarding the HP special meeting of shareowners for the HP/Compaq merger, please see the Shareowner FAQs available at www.VotetheHPway.com, which include information about how to obtain proxy materials (including the joint proxy statement/prospectus) if you have not yet received them.

ANSWERS TO YOUR FREQUENTLY ASKED QUESTIONS:

Thank you for all of the comments and questions that have been submitted to VotetheHPway.com. Many of these questions are addressed in the "answers to questions" section accessible from the VotetheHPway home page. However there are a few questions that we'd like to also address here:

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Q:  HAS HP AGREED TO CHANGE RETIREE HEALTH BENEFITS IN THE COMPAQ MERGER?

A: No. Coverage under any HP benefit plan is determined by the terms of the plan in question and not by the terms of the merger agreement. HP has not in any way agreed to change HP retiree health benefits in connection with the Compaq merger.

Q: WHY WOULD I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS FROM HP AND WHAT SHOULD I DO WITH THEM?

A: You may receive more than one set of voting materials, including multiple copies of the joint proxy statement/prospectus and multiple WHITE proxy cards or voting instruction cards, from HP for any of the following reasons:

          1) You hold your HP shares in more than one brokerage account,

          2) You hold HP shares in more than one name,

          3) You hold HP shares through HP's TAXCAP or Stock Ownership Plan in addition to other holdings,

     In order for your total share ownership to count in this vote, please complete, sign, date and return EACH WHITE proxy card or voting instruction card that you receive from HP.

          4) You are a shareowner of both HP and Compaq.

             The proxy cards and voting instruction cards from HP and Compaq are both WHITE. If you are a shareowner of both HP and Compaq, please note that the merger votes for HP and Compaq are separate events.
             A vote for the issuance of shares in connection with the merger for the HP special meeting (i.e., a FOR vote) will not constitute a vote for the proposal to approve and adopt the merger agreement and approve the merger for the Compaq special meeting (i.e., a FOR vote), and vice versa.

     Please complete, sign, date and return EACH WHITE proxy card or voting instruction card that you receive from HP AND Compaq in order for your full number of shares to be counted in both the HP merger vote and the Compaq merger vote.

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Q: DO I HAVE TO MAIL BACK BOTH THE WHITE AND THE GREEN PROXY CARD/VOTING
INSTRUCTION CARD?

A: No. Both the WHITE proxy card or voting instruction card, as provided by HP, and the green proxy card or voting instruction card, as provided by the dissident group, allow you to declare how you want to vote on the merger. You need only sign, date and return each of the WHITE proxy cards or voting instruction cards that you receive for all of your HP shares to be counted in the vote on the merger.

     If you submit both a WHITE proxy card or voting instruction card and a green proxy card or voting instruction card, only your latest-dated card will be counted. For example, if you sign, date and return a WHITE proxy card after you have submitted a green proxy card, the later-dated WHITE proxy card will automatically revoke the green proxy card.

     Each WHITE proxy card or voting instruction card urges you to vote "FOR" a proposal to approve the issuance of shares of HP common stock in connection with the HP/Compaq merger. The dissident group asks you to vote "against" the proposal using a green proxy card or voting instruction card.

THE HP BOARD OF DIRECTORS URGES YOU TO DISCARD ANY GREEN PROXY CARDS OR VOTING INSTRUCTION CARDS. THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND RETURN EACH WHITE PROXY CARD OR VOTING INSTRUCTION CARD TO VOTE "FOR" THE PROPOSAL NOTED ABOVE.

Q:  CAN I VOTE ONLINE?

A: No. HP shareowners can vote either in person at the special meeting Tuesday, March 19 or by proxy. If you plan to vote by proxy, please sign, date and return your WHITE proxy or voting instruction card as soon as possible.

Q: WHAT IF I HAVE QUESTIONS ABOUT THE MATERIALS I RECEIVED IN THE MAIL OR I HAVEN'T YET RECEIVED MY PROXY AND VOTING INFORMATION IN THE MAIL?

A: Most questions about the shareowner vote are addressed in the FAQs on VotetheHPway.com. However, if you did not receive proxy materials or need more information you can call toll-free 1-877-750-5836. You may also request additional copies of the HP proxy materials by sending an e-mail to info@innisfreema.com.

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OTHER VOICES*:  WHAT OTHERS HAVE TO SAY ON THE HP/COMPAQ MERGER:

"A `YES' FOR NOSEHOLDING SHAREHOLDERS," HOLMAN W. JENKINS JR., THE WALL STREET JOURNAL, FEB. 6, 2002:

"... The pinion of the controversy was clearly stated by Richard Schlosberg III, head of the Packard Foundation, which has also opposed the merger: `Our particular risk profile may not be the same as other shareholders.'"

"It all comes down to a question of temperament and taste: Do you like your risk served hot or cold? Both foundations would be the horror of any decent financial planner, since their assets are heavily concentrated in H-P stock. But the computer industry is changing. Are companies going to get ahead of change and possibly make fools of themselves? Or hold back and blame circumstances for any bad outcome? That latter option is more tempting for a highly visible foundation head than for an invisible shareholder who knows nobody is going to come hunting his scalp if the merger turns out badly."

"Mr. Hewlett is a man without a plan. Non-relatives of Walter would be living la vida loca to vote against the only idea on the table."

"CARLY FIORINA: CATCHING THE BIG MO," PETER BURROWS, BUSINESSWEEK, FEB. 18,
2002:

"What changed? HP has provided investors with a clearer picture of how the companies would fit together. And HP's Feb. 4 news that it would beat its quarterly earnings estimates has increased investor confidence in Fiorina. Then there are Fiorina's powers of persuasion. `Each time I've heard her, I've heard a stronger and better argument,' says Ray Hirsch, an analyst with American Express Financial. What's more, Fiorina is winning support from those who fear the uncertainty if she loses and steps down. Says Kevin Rendino, a portfolio manager with Merrill Lynch: `Sometimes the devil you know is better than the devil you don't know.'"

"VOTE CARLY," RICH KARLGAARD, FORBES.COM, JAN. 28, 2002

"Hewlett-Packard and Compaq are about as perfectly complementary as it gets in technology, starting with the CEOs. Fiorina sees the big picture; Compaq's Michael Capellas is a crack operations type. They get along. HP dominates printing and digital imaging. Compaq, using Dell-inspired quick inventory turns, still manages to eke out a profit in PCs. Thanks to Capellas' masterful fix of its Tandem acquisition, Compaq has become a force in supercomputing, a category revitalized by Sept. 11. (Think defense and security.) Compaq is also sneakily strong in storage,

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another sweet spot. Marry HP and Compaq, and you have a potential T. rex in the food chain of computer imaging, printing, security and storage."

ANALYSTS REACT* TO HP EARNINGS AND THE MERGER:

ON FEB. 13, HP released stronger-than-expected first quarter results. Net earnings more than tripled to $484 million, or 25 cents a share, for the three-month-period that ended Jan. 31. This is up from $141 million, or 7 cents a share, for the same period last year.

Analyst reactions to HP's earnings release and its impact on the merger included:

"It was a solid quarter, any way you look at it...They're benefiting from what looks to be a bottom in the consumer segment, and they've shown impressive execution on cost-cutting." ABN AMRO ANALYST BILL SHOPE (Reported by CBS.MarketWatch.com, Feb. 14, 2002)

"`We think the deal is going to go through,' said BRUCE RAABE, CHIEF INVESTMENT OFFICER AT COLLINS & CO., which favors the transaction and has $500 million under management. "`She has persuaded enough shareholders.'" (Reported by Bloomberg, Feb. 13, 2002)

"It appears that investors are being swayed by management's arguments and concerned by the lack of alternatives." MERRILL LYNCH ANALYST STEVE MILUNOVICH (Reported by CBS.MarketWatch.com, Feb. 14, 2002)

"They made very good progress, which improved management's credibility another notch And to the extent that they are more credible, they've improved their case for the merger." SG COWEN SECURITIES ANALYST RICHARD CHU (Reported by CBS.MarketWatch.com, Feb. 14)

* Permission to use quotations for inclusion in this document was neither sought nor obtained.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring


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plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.



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